Exhibit 99.1

Nano Labs and TradeUP Securities Inc. Sign Strategic MoU to Pioneer

Tokenized U.S. Equities through Compliant and Regulated Channels

HONG KONG, September 30, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider, today announced that its wholly-owned subsidiary,Nano bit, has signed a Memorandum of Understanding (MoU) with TradeUP Securities Inc., marking a significant step forward in the development of tokenized U.S. equities through compliant and regulated channels.

Pursuant to the MoU, Nano Labs will deliver Web3 technical solutions, including blockchain infrastructure, tokenization processes, smart contract deployment, and security mechanisms. TradeUP Securities will contribute its custody, clearing, and settlement expertise for U.S. stocks, offering regulated brokerage capabilities to support exploration of compliant tokenization models.

The collaboration seeks to bring U.S. equities onto blockchain rails in a regulated, secure, and efficient manner, positioning tokenized stocks as a core component of the fast-growing RWA narrative, subject to all applicable laws and regulatory approvals. Together, the parties intend to:

●	Develop and pilot tokenized equity products through pilot programs and regulatory sandboxes;

●	Establish and implement joint compliance and risk-control protocols, covering KYC/AML, fraud prevention, and transaction monitoring;

●	Explore licensing, registration, and other regulatory requirements necessary to the development and commercialization of tokenized equity solutions.

“Tokenization offers the potential to expand access, enhance efficiency, and enable new use cases in capital markets, unlocking 24/7 trading, fractionalized access, cross-border liquidity, and programmable finance for global investors,” said Dr. Kailong Cai, CEO of Nano bit, a wholly-owned subsidiary of Nano Labs. “Together with TradeUP, we are committed to building a compliant, transparent, and scalable framework that converges traditional finance with Web3.”

Lei Huang, CEO of TradeUP Securities, added: “As a global brokerage group with a FINRA-registered subsidiary in the U.S., we remain committed to investor protection and regulatory compliance. This collaboration with Nano Labs represents a key milestone in exploring compliant pathways for the potential integration of tokenization technologies into regulated financial services.”

This partnership supports Nano Labs’ broader mission to apply blockchain infrastructure to practical financial use cases, reinforcing its leadership role in shaping the future of digital capital markets.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high-performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream cryptocurrencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Investor Contact:

Nano Labs Ltd
Email: ir@nano.cn

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com